Exhibit 99.2

MATERIAL CHANGE REPORT
Form 51-102F3
Item 1 Name and Address of Company
Titan Medical Inc. (the “Company” or “Titan”)
155 University Avenue
Suite 750
Toronto, Ontario
M5H 3B7
Item 2 Date of Material Change
February 8, 2021.
Item 3 News Release
Attached as Schedule “A” hereto is a copy of a news release relating to the material change, which was disseminated on February 8, 2021 through Business Wire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.
Item 4 Summary of Material Change
On February 8 2021, the Company announced that it has filed a preliminary short form prospectus with applicable securities regulators in Ontario, British Columbia and Alberta in connection with its previously announced offering of 8,335,000 units of the Company (“Units”) on a “bought deal” basis, at a price of US$2.40 per Unit for aggregate gross proceeds of US$20,004,000 (the “Offering”). Bloom Burton Securities Inc. (the “Underwriter”) will act as underwriter for the Offering.
Each Unit will consist of one common share in the capital of the company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will be exercisable to acquire one Common Share for a period of 24 months following the closing of the Offering at an exercise price of US$3.00 per share.
The Units will be offered by way of a short form prospectus to be filed in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and the Underwriter may agree.
Item 5 Full Description of Material Change
Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
The following executive officer is knowledgeable about the material change and may be contacted about this report:
Monique L. Delorme
Chief Financial Officer
(416) 548-7522 (ext. 179)
Email:          monique@titanmedicalinc.com
Website:       www.titanmedicalinc.com
Item 9 Date of Report
February 11, 2021

SCHEDULE “A”

See attached news release.

Titan Medical Announces Filing of Preliminary Short Form Prospectus

 NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO--(BUSINESS WIRE)--February 8, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, announced today that it has filed a preliminary short form prospectus with applicable securities regulators in Ontario, British Columbia and Alberta in connection with its previously announced offering of 8,335,000 units of the Company (“Units”) on a “bought deal” basis, at a price of US$2.40 per Unit (the “Offering Price”) for aggregate gross proceeds of US$20,004,000 (the “Offering”). Bloom Burton Securities Inc. (the “Underwriter”) will act as underwriter for the Offering.

Each Unit will consist of one common share in the capital of the Company (each a “Common Share”) and one half (1/2) of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to acquire one Common Share during the period of 24 months following the closing of the Offering at an exercise price of US$3.00 per share.

The Company has granted the Underwriter an option, exercisable in whole or in part and from time to time at any time until 30 days after the closing of the Offering, to purchase up to an additional number of Units equal to 15% of the number of Units sold pursuant to the Offering at the Offering Price.

The net proceeds of the Offering will be used to fund the development of the Company’s robotic surgical technologies and for general working capital. The Offering is expected to close on or about February 23, 2021 or such other date as the Company and the Underwriter may agree, and is subject to certain closing conditions, including but not limited to, the receipt of all necessary regulatory, stock exchange and other approvals, including the approval of the Toronto Stock Exchange.

The Units will be offered by way of a short form prospectus to be filed in each of the provinces of British Columbia, Alberta, and Ontario pursuant to National Instrument 44-101 – Short Form Prospectus Distributions, and by way of private placement in the United States and to, or for the account or benefit of “U.S. persons” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”)) pursuant to exemptions from the registration requirements under the 1933 Act, and pursuant to the applicable securities laws of any state of the United States. The Units may also be sold in such other jurisdictions as the Company and the Underwriter may agree.

The securities referred to in this news release have not been, nor will they be, registered under the 1933 Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities in the United States, nor in any other jurisdiction in which such offer, solicitation or sale would be unlawful.

About Titan Medical

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements of Titan Medical

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the Company’s focus on the design and development of surgical technologies for robotic single access surgery, the constituent securities that will make up the Units and the terms of the Warrants, the use of proceeds from the Offering, the aggregate gross proceeds of the Offering and the exercise of the overallotment option, the expected filing of the prospectus, the expected closing date of the Offering, ability to obtain Toronto Stock Exchange approval, the jurisdictions in which the Units will be offered, that the Enos system is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments and an ergonomic surgeon workstation and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com